UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2016

PINNACLE ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13641	95-3667491
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 541-7777

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On April 13, 2016, Pinnacle Entertainment, Inc. (“Pinnacle” or the “Company”) issued a press release announcing that its wholly owned subsidiary, PNK Entertainment, Inc. (“PNK Entertainment”), has priced its proposed $300 million term loan B facility. The term loans will be issued at a price equal to 99.75% of their face value and bear interest at a rate equal to LIBOR plus 3.00% (with LIBOR not less than 0.75%). The term loan B facility is proposed to be entered into in connection with the previously announced proposed merger of the Company with a subsidiary of Gaming & Leisure Properties, Inc. and the related spin-off of PNK Entertainment to stockholders of the Company.

The closing of the proposed new term loan B facility is expected to occur on April 28, 2016 and is subject to customary closing conditions. Proceeds of the term loan B facility, along with other debt proceeds raised by PNK Entertainment, will be used to finance payments required in connection with the merger, including those related to repayment of existing debt of the Company and payment of transaction costs.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

Exhibit 99.1	Press release dated April 13, 2016, issued by Pinnacle Entertainment, Inc.

Forward Looking Statements

All statements included in this Current Report on Form 8-K and Exhibit 99.1, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding the transaction between Pinnacle and Gaming & Leisure Properties, Inc. (NASDAQ: GLPI) whereby Pinnacle would sell its real estate assets to GLPI and spin-off Pinnacle’s operations into a new public company; receipt of regulatory approvals and the consummation of the transaction and the timing thereof; and the closing of the term loan B facility. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Pinnacle’s control, that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI will be completed on any particular timeframe or at all. The funding of the term loan B facility is subject to conditions and there is no assurance such conditions will be satisfied or that such funding will occur. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review PNK Entertainment’s and Pinnacle’s filings with the Securities and Exchange Commission, including, but not limited to, the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K of Pinnacle and of PNK Entertainment, as the case may be.

Additional Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Gaming and Leisure Properties, Inc. (“GLPI”) and Pinnacle, GLPI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4/A (File No. 333-206649) that includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on February 16, 2016. Pinnacle mailed the definitive proxy statement/prospectus to its stockholders on or about February 16, 2016, and its stockholders approved the transaction on March 15, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/A, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on

GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.
(Registrant)

Date: April 13, 2016	By:	/s/ Elliot D. Hoops
Elliot D. Hoops,
Vice President and Legal Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Press release dated April 13, 2016, issued by Pinnacle Entertainment, Inc.

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